Item 77D - DWS Dreman International Value
Fund (formerly DWS International Value
Opportunities Fund) (a series of DWS
International Fund, Inc.)

At a meeting held March 9-10, 2010, the Board of DWS Dreman International Value Fund approved changes in the fund's name and investment strategy, effective June 21, 2010, as follows:

The fund's name changed from DWS International
Value Opportunities Fund to DWS Dreman International
Value Fund.

The fund's Board approved a change to the subadvisor for the fund, from Deutsche Asset Management
International GmbH to Dreman Value Management, L.L.C.
The following are the resulting investment strategy and benchmark changes for the fund:

Main investments. Under normal circumstances, the fund invests at least 80% of its assets, determined at the time of purchase, in the stocks and other securities with equity characteristics of non-US companies. The fund typically achieves its equity exposure to non-US equity securities through investing in American Depositary Receipts (ADRs), but is not limited to investments in ADRs. The fund may invest up to 50% of its assets in emerging markets securities.
The fund's equity investments are mainly common stocks, but may also include other types of equities such as preferred stocks or convertible securities. The fund may also invest up to 20% of its assets in cash equivalents, US investment-grade fixed-income securities, and US stocks and other equities.

Management process. Portfolio management employs a value strategy and looks for companies it believes are undervalued. These are typically companies that portfolio management believes have been historically sound but are temporarily out of favor. Portfolio management uses a variety of quantitative screens to compare a company's stock price to earnings, book value, cash flow and dividend yield, and analyze individual companies to identify those that portfolio management believes are financially sound and appear to have strong potential for long-term growth.
The company valuations are compared on an absolute basis as well as within their respective industries.

To further narrow the universe, portfolio management analyzes factors such as price momentum, earnings estimate revisions and fundamental changes. After narrowing the universe through a combination of qualitative and fundamental research, portfolio management evaluates and selects the 45 to 60 stocks typically held by the fund.

Benchmark:

Effective June 21, 2010, the index benchmark for the fund has been changed from the Morgan Stanley Capital International
(MSCI) Europe, Australasia and Far East (EAFE) Index to the Russell Global Ex-US Value Index, because portfolio management believes that it better reflects the fund's investment strategy.

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